SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 1 of 17

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 2 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 46,281
	8	Shared voting power 64,252
	9	Sole dispositive power 46,281
	10	Shared dispositive power 507,819
11	Aggregate amount beneficially owned by each reporting person 554,100
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 3 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne Turman Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 563
	8	Shared voting power 16,976
	9	Sole dispositive power 563
	10	Shared dispositive power 355,271
11	Aggregate amount beneficially owned by each reporting person 355,834
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.8%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 4 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 722
	8	Shared voting power 10,196
	9	Sole dispositive power 722
	10	Shared dispositive power 348,491
11	Aggregate amount beneficially owned by each reporting person 349,213
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 5 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 280,804
	8	Shared voting power 512,338
	9	Sole dispositive power 280,804
	10	Shared dispositive power 512,338
11	Aggregate amount beneficially owned by each reporting person 793,142
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 15.1%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 6 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,254
	8	Shared voting power 322,321
	9	Sole dispositive power 27,254
	10	Shared dispositive power 765,888
11	Aggregate amount beneficially owned by each reporting person 793,142
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 15.1%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 7 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,998
	8	Shared voting power 64,252
	9	Sole dispositive power 12,998
	10	Shared dispositive power 507,819
11	Aggregate amount beneficially owned by each reporting person 520,817
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 8 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,252
	8	Shared voting power 12,998
	9	Sole dispositive power 64,252
	10	Shared dispositive power 456,565
11	Aggregate amount beneficially owned by each reporting person 520,817
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 9 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,252
	8	Shared voting power 46,281
	9	Sole dispositive power 64,252
	10	Shared dispositive power 489,848
11	Aggregate amount beneficially owned by each reporting person 554,100
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 10 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,070
	8	Shared voting power 75,461
	9	Sole dispositive power 11,070
	10	Shared dispositive power 519,028
11	Aggregate amount beneficially owned by each reporting person 530,098
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.1%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 11 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 75,461
	8	Shared voting power 454,637
	9	Sole dispositive power 75,461
	10	Shared dispositive power 454,637
11	Aggregate amount beneficially owned by each reporting person 530,098
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.1%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 12 of 17

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,631
	9	Sole dispositive power 0
	10	Shared dispositive power 450,198
11	Aggregate amount beneficially owned by each reporting person 450,198
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 13 of 17

This Amendment No. 23 to Schedule 13D (this “Amendment No. 23”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), as amended on February 14, 2013 (the “Amendment No. 20”), as amended on February 14, 2014 (the “Amendment No. 21”) and as amended on February 13, 2015 (the “Amendment No. 22”) (collectively, the “Filings”). This Amendment No. 23 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background [NTD: To be updated]

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler is employed by the Company as its “Senior Vice President-Finance, Treasurer & Chief Administrative Officer” and “President and CEO” of The North American Coal Corporation and his business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

The statements under the heading Lynne Turman Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Lynne Turman Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

The statements under the heading Elizabeth B. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. She is not employed.

Item 5. Interest in Securities of the Issuer

(a) – (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

Pursuant to the Act and the regulations thereunder, the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 6.4% of the outstanding Class A Common as of December 31, 2015.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

        John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 38,271 shares of Class A Common held by Mr. Butler, including (i) 35,471 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, and (ii) 2,800 shares of Class A Common held in his individual retirement account; (c) as trustee, has sole power to vote and dispose of 4,083 shares of Class A Common held in a trust for the benefit of his

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 14 of 17

minor daughter (Clara R. Butler); (d) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); (e) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 64,252 shares of Class A Common beneficially owned by his spouse; and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 554,100 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 10.5% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 13,600 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 21,286 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (e) has the sole power to vote and dispose of 266,644 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (f) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (g) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 27,254 shares of Class A Common owned by his spouse; and (h) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 6,631 shares of Class A Common held in trust for the benefit of that brother. Collectively, the 793,142 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.1% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 27,254 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Ms. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 13,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 21,286 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 266,644 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an individual retirement account; (g) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV; and (h) is deemed to share with her spouse the power to vote and dispose of 6,631 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust. Collectively, the 793,142 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 15.1% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 6,518 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 64,252 shares of Class A Common beneficially owned by his spouse; (d) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of his minor daughter (Margo J. V. Williams); (e) as trustee, has sole power to vote and dispose of 2,553 shares of Class A Common held in a trust for the benefit of his minor daughter (Helen C. Williams); and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 520,817 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 9.9% of the Class A Common outstanding as of December 31, 2015.

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 15 of 17

The statements under the heading Clara Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara Rankin Williams. Ms. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 64,252 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; (c) is deemed to share with her spouse (David B. Williams) the power to vote and dispose of 3,927 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Margo J. V. Williams) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 2,553 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Helen C. Williams) because her spouse is trustee of such trust; (e) is deemed to share the power to vote and dispose of 6,518 shares of Class A Common owned by her spouse (David B. Williams); and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 520,817 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 9.9% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen Rankin Butler. Mrs. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 38,271 shares of Class A Common held by Mr. Butler, including (i) 35,471 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, as trustee) the power to vote and dispose of (i) 4,083 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 3,927 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); (d) has sole power to vote and dispose of 64,252 shares of Class A Common; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 554,100 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 10.5% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,123 shares of Class A Common; (c) has the sole power to vote and dispose of 1,568 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; (d) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,461 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (e) has the sole power to vote and to dispose of 4,133 shares of Class A Common held in trust for a daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin), as trustee under both trusts; and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 530,098 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 10.1% of the Class A Common outstanding as of December 31, 2015.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,461 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 3,123 shares of Class A Common owned by his spouse; (d) is deemed to share with his spouse the power to vote and dispose of 1,568 shares of Class A Common beneficially owned by his spouse; (e) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (f) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 530,098 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 10.1% of the Class A Common outstanding as of December 31, 2015.

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 16 of 17

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Bruce T. Rankin. Mr. Rankin (a) is deemed to share with his brother (Alfred M. Rankin, Jr.) the power to vote and dispose of 6,631 shares of Class A Common held by a trust, created for his benefit and for which his brother is the trustee; (b) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (c) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 450,198 shares of Class A Common held by Mr. Rankin constitute approximately 8.6% of the Class A Common outstanding as of December 31, 2015.

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 17 of 17

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

RANKIN ASSOCIATES II, L.P.

By: Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.